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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Administaff, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
00 7094 105
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00 7094 105	Page	2	of	5

1	NAMES OF REPORTING PERSONS: Richard G. Rawson

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		1,392,328 (*)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		450 (**)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,392,328 (*)

WITH:	8	SHARED DISPOSITIVE POWER:

450 (**)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,392,778

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(*)	Includes 102,656 shares held by Richard G. Rawson, 13,267 unvested shares of restricted stock, 308,037 exercisable employee stock options (rights to buy), 506,866 shares held by RDKB Rawson L.P. and 461,502 shares held by R&D Rawson L.P.

(**)	Represents 350 shares held by Dawn M. Rawson (spouse), 50 shares held by Kimberly Rawson (daughter) and 50 shares held by Barbie Rawson (daughter).

CUSIP No.	00 7094 105	Page	3	of	5
Item 1.

Item 1(a)	Name of Issuer:	Administaff, Inc.

Item 1(b)	Address of Issuer’s	19001 Crescent Springs Drive
	Principal Executive Offices:	Kingwood, Texas 77339-3802
Item 2.

Item 2(a)	Name of Person Filing:	Richard G. Rawson

Item 2(b)	Address of Principal
	Business Office or, if none,	19001 Crescent Springs Drive
	Residence:	Kingwood, Texas 77339-3802

Item 2(c)	Citizenship:	United States

Item 2(d)	Title of Class of Securities:	Common Stock, par value $0.01 per share

Item 2(e)	CUSIP Number:	00 7094 105
Item 3. If this statement is filed pursuant to Rule §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
          Not Applicable.
Item 4. Ownership
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned: See Cover Page Item 9

(b)	Percent of Class: See Cover Page Item 11

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: See Cover Page Item 5

(ii)	Shared power to vote or to direct the vote: See Cover Page Item 6

(iii)	Sole power to dispose or to direct the disposition of: See Cover Page Item 7

CUSIP No.	00 7094 105	Page	4	of	5
(iv)	Shared power to dispose or to direct the disposition: See Cover Page Item 8
Item 5. Ownership of Five Percent or Less of a Class
          Not Applicable
Item 6. Ownership of More than Five Percent on Behalf of Another Person
          Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
          Not Applicable.
Item 8. Identification and Classification of Members of the Group
          Not Applicable.
Item 9. Notice of Dissolution of Group
          Not Applicable.
Item 10. Certification
          Not Applicable.

CUSIP No.	00 7094 105	Page	5	of	5
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2007
Date

/s/ Richard G. Rawson

Signature

RICHARD G. RAWSON President
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).